SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ______________ to _______________

Commission file number 000-25927

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

MACATAWA BANK 401(K) PLAN
Holland, Michigan

FINANCIAL STATEMENTS
December 31, 2003 and 2002

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

     NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	1 2 3 4 9

MACATAWA BANK 401(K) PLAN
FINANCIAL STATEMENTS AND SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (“the Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements as a whole.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Grand Rapids, Michigan
May 4, 2004

MACATAWA BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002

ASSETS
Investments, at fair value (Note 4)
Mutual funds	$6,791,622	$3,821,165
Common stock	201,633	-
Participant loans	10,682	14,160

	7,003,937	3,835,325

Cash	11,294	-

Receivables
Employer contribution	6,907	16,958
Participant contributions	-	29,419
Dividend Receivable	24,544	18,319

	31,451	64,696

NET ASSETS AVAILABLE FOR BENEFITS	$7,046,682	$3,900,021

See accompanying notes to financial statements.

MACATAWA BANK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$1,145,358
Dividends and interest	85,518

1,230,876

Contributions
Employer	440,424
Participants	800,764
Rollovers from other plans	1,155,511

2,396,699

Total additions	3,627,575

Deductions from net assets attributed to:
Benefits paid to participants	480,914

Net increase	3,146,661

Net assets available for benefits
Beginning of year	3,900,021

End of year	$7,046,682

See accompanying notes to financial statements.

MACATAWA BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Macatawa Bank (Bank) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions. The Bank is a 100% owned subsidiary of Macatawa Bank Corporation.

General: The Plan is a defined contribution plan covering all full-time employees who have attained the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions: Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank contributes an amount equal to 100 percent of the first 3 percent and 50 percent of the second 3 percent of base compensation that a participant contributes to the Plan. All administrative costs have been paid by the Bank. During 2003 Macatawa Bank Corporation common stock was added as an investment option to the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contribution, if eligible, and b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

Vesting: A participant is immediately vested in employee and employer matching contributions plus actual earnings thereon.

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual payments, or more frequently if permitted by the Administrator, over an elected period of years not exceeding the life expectancy of the participant or the joint life expectancy of the participant and a beneficiary. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

(Continued)

MACATAWA BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value other than money market fund investments and participant loans. Quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Money market fund investments and participant loans are reported at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. Investment valuation estimates are particularly subject to change in the near term.

Risks and Uncertainties: The Plan provides for investment options in various mutual funds, money market funds, and Macatawa Bank Corporation common stock. The underlying investment securities are exposed to various risks, such as, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payments of Benefits: Benefits are recorded when paid.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(Continued)

MACATAWA BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2003	2002

Investments at fair value as determined by
quoted market price
Mutual Funds
Fidelity Government Securities Fund	$354,746	$239,954
Fidelity Dividend Growth Fund	1,110,486	685,849
Fidelity Emerging Growth Fund	441,274	239,468
Fidelity Diversified International Fund	477,856	271,384
Neuberger Berman Genesis Fund	455,288	234,278
Spartan US Equity Index Fund	1,473,457	1,155,124
T. Rowe Price PS Balanced Fund	332,613	213,244
Value Line Income Growth Fund	290,799	260,798
Dodge and Cox Fund	366,651	128,811
Liberty Acorn Fund	414,107	141,252

During 2003, the Plan’s investments in mutual funds (including investments bought and sold, as well as held during the year) appreciated in value by $1,145,358 as follows:

Mutual funds	$1,121,824
Common stock	23,534

$1,145,358

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan’s investment in participant loans as of December 31, 2003 and 2002 represent party-in-interest investments. Participant loans totaled $10,682 and $14,160 as of December 31, 2003 and 2002.

Macatawa Bank, through its trust department, serves as trustee, custodian and recordkeeper for the Plan. Therefore, all transactions between the Plan and Macatawa Bank constitute party-in-interest transactions.

(Continued)

MACATAWA BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS(continued)

The 7,103 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2003 represents approximately .08% of the Corporation’s outstanding shares as of December 31, 2003.

Cash dividends of $1,211 were paid to the Plan by Macatawa Bank Corporation during 2003. As of December 31, the Plan held the following party-in-interest investments (at fair value):

	2003	2002

Macatawa Bank Corporation common stock; 7,103
and - shares in 2003 and 2002, respectively	$201,633	$-

NOTE 6 — TAX STATUS

The Macatawa Bank 401(k) Plan is a prototype plan, and uses a standardized Plan document. The Internal Revenue Service has determined and informed the Plan by letter dated January 12, 2004, that the prototype plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. The Plan Administrator believes the Plan is being operated in accordance with the terms of the Plan document and continues to qualify for tax-exempt status.

MACATAWA BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

SUPPLEMENTAL SCHEDULE

MACATAWA BANK 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of plan sponsor: Macatawa Bank
Employer identification number: 38-3378283
Three-digit plan number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Mutual Funds
	Northern Trust	Money Market Fund	#	$618,727
	Fidelity Investments	Government Income Fund	#	354,746
	Fidelity Investments	Spartan U.S. Equity Index Fund	#	1,473,457
	Fidelity Investments	Dividend Growth Fund	#	1,110,480
	Fidelity Investments	Aggressive Growth Fund	#	441,274
	Fidelity Investments	Diversified International Fund	#	477,856
	Liberty Financial Funds	Liberty Acorn	#	414,107
	Dodge and Cox Funds	Dodge and Cox Stock Fund	#	366,651
	Neuberger Berman	Neuberger Berman Genesis Fund	#	455,288
	T. Rowe Price International	T. Rowe Price PS Income Fund	#	83,199
	Strong Capital Management	Strong Opportunity Fund	#	82,172
	T. Rowe Price International	T. Rowe Price PS Balanced Fund	#	332,613
	T. Rowe Price International	T. Rowe Price PS Growth Fund	#	150,972
	Value Line Mutual Funds	Value Line Income Growth Fund	#	290,799
	Vanguard	Vanguard Mid-Cap Index Fund	#	137,994

				6,790,335

		Common Stock
*	Macatawa Bank Corporation	Common Stock	#	201,633

		Money Market
	Dreyfus	Cash Management Fund	#	1,287

		Loans
*	Participant Loans	Maturing through March 2007
		with interest rates ranging from
		5.75% to 10.5%		10,682

				$7,003,937

*	Party in interest
#	Investments are participant directed, therefore historical cost information is not required

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Macatawa Bank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MACATAWA BANK 401(K) PLAN By: /s/ Al Feinauer —————————————— Al Feinauer Trustee

Date: June 24, 2004

EXHIBIT INDEX

Exhibit No. 23.1	Description Consent of Independent Registered Accounting Firm

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference on the previously filed Registration Statement on Form S-8 of Macatawa Bank Corporation of our report dated May 4, 2004, which is incorporated by reference in this Annual Report on Form 11-K of Macatawa Bank 401(k) Plan for the year ended December 31, 2003.

/s/ Crowe Chizek and Company LLC Crowe Chizek and Company LLC

Grand Rapids, Michigan
June 28, 2004